SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.

(Name of Subject Company)

COMRIT INVESTMENTS 1, LIMITED PARTNERSHIP

(Offeror)

CLASS A COMMON STOCK, $0.01 PAR VALUE PER SHARE

CLASS T COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

Class A Shares: 193293107

Class T Shares: 193293206

(CUSIP Number of Class of Securities)

Ziv Sapir

Comrit Investments 1, LP

9 Ahad Ha’am Street

Tel Aviv, Israel 6129101

+ 972-3-519-9936

Copy to:

Amos W. Barclay

Holland & Hart LLP

1800 Broadway, Suite 300

Boulder, Colorado 80302

Phone: (303) 473-2700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,000,004.00	$498.00

*                                         For purposes of calculating the filing fee only. Assumes the purchase of 469,484 shares of Class A and Class T Common Stock at a purchase price equal to $8.52 per share in cash.

**                                  The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the transaction valuation by 0.00012450.

☒                                  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,606.52

Form or Registration Number: Schedule To-T (File No. 005-90480)

Filing Party: Comrit Investments 1, Limited Partnership

Date Filed: May 22, 2018

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                  third party tender offer subject to Rule 14d-1.

☐                                    issuer tender offer subject to Rule 13e-4.

☐                                    going private transaction subject to Rule 13e-3

☐                                    amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                                    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                                    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 2 TO TENDER OFFER

This Amendment No. 2 to Tender Offer Statement on Schedule TO (this “Amendment”) amends the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on May 22, 2018, as amended by Amendment No. 1 thereto as filed with the SEC on June 7, 2018, relating to the offers (the “Offers”) by Comrit Investments 1, Limited Partnership (the “Purchaser”) to purchase shares of Class A and Class T common stock, each par value $0.01 per share (the “Shares”), of Cole Office & Industrial REIT (CCIT II), Inc., the subject company.

This Amendment amends the Offers by (1) extending the expiration date of the Offers from July 13, 2018 to July 27, 2018, and (2) reducing the total number of Shares subject to the Offers to 469,484 Shares, consisting of 448,592 Class A Shares subject to the Offers and 20,892 Class T Shares subject to the Offers. The terms and conditions of the Offers, subject to the amendments set forth in this Amendment, are set forth in the Offer to Purchase (the “Offer to Purchase”) dated May 22, 2018 and the related Assignment Form (the “Assignment Form”), copies of which, including all schedules and annexes thereto, are incorporated herein by reference as Exhibits (a)(1) and (a)(2), respectively.

Items 1 through 9 and Item 11.

The Offer to Purchase and the related Assignment Form, Items 1 through 9 and Item 11 of the Schedule TO, and any other materials relating to the Offers, to the extent such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“The Purchaser hereby seeks to acquire 448,592 shares of Class A common stock, par value $0.01 per share (the “Class A Shares”), of COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC. (the “Corporation”), and 20,892 shares of the Corporation’s Class T common stock, par value $0.01 per share (the “Class T Shares” and, together with the Class A Shares, the “Shares”). The Purchaser is reducing the amount of Shares subject to the Offers, which previously had been 3,255,000 Class A Shares and 145,000 Class T Shares, respectively. Consummation of the Offers, if all Shares sought are tendered, would require payment by the Purchaser of up to approximately $3,822,004 for the Class A Shares tendered and up to approximately $178,000 for the Class T Shares tendered, for a combined total aggregate purchase price of up to $4,000,004, which the Purchaser intends to fund out of its existing capital and assets.

The Purchaser is extending the Expiration Date of each Offer to 11:59 p.m., Eastern Time, on July 27, 2018, unless further extended. The Offers previously had been scheduled to expire at 11:59 p.m., Eastern Time, on July 13, 2018.”

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits

(a)(1)	Amended Offer to Purchase dated May 22, 2018 (incorporated by reference to Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on June 7, 2018)

(a)(2)	Assignment Form (incorporated by reference to Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on June 7, 2018)

(a)(3)	Form of Letter to Shareholders dated May 22, 2018 (incorporated by reference to Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on June 7, 2018)

(b) - (h)	Not applicable.

Item 13. Information Required by Schedule 13E-3

Not applicable.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 12, 2018

Comrit Investments 1, LP

By: Comrit Investments Ltd., its General Partner

By:	/s/ Ziv Sapir
Ziv Sapir, Chief Executive Officer

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